UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: November 30, 1999 Estimated average burden hours per response 14.90

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _1_)*

McLeodUSA Incorporated**

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

582266 10 2

(CUSIP Number)

December 31, 2000

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Note that this constitutes a late filing indicating that the reporting person has ceased to be a beneficial owner of more than five percent of the subject class of securities as of December 31, 2001.

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CUSIP No. 582266 10 2	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linsang Partners, LLC EIN#: 522051290
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,723,502 (as of 12/31/00)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,723,502 (as of 12/31/00)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,723,502 (as of 12/31/00)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.570% (as of 12/31/00; based on Issuer's 10-K filed on 3/30/01)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO - Limited Liability Company

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CUSIP No. 582266 10 2	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kwok Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,926,910 (as of 12/31/00)
	6	SHARED VOTING POWER 15,723,502 (as of 12/31/00)
	7	SOLE DISPOSITIVE POWER 8,926,910 (as of 12/31/00)
	8	SHARED DISPOSITIVE POWER 15,723,502 (as of 12/31/00)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,650,412 (as of 12/31/00)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.029% (as of 12/31/00; based on Issuer's 10-K filed on 3/30/01)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 582266 10 2	13G	Page 4 of 6 Pages
Item 1.
	(a)	Name of Issuer:

McLeodUSA Incorporated

	(b)	Address of Issuer's Principal Executive Offices:

6400 C Street S.W.
Cedar Rapids, IA 52406
Item 2.
	(a) - (c)	Name, Principal Business Address or, and Citizenship of Persons Filing;

	(1)	Linsang Partners, LLC ("Linsang Partners")
8401 Colesville Road, Suite 750
Bethesda, MD 20910
Citizenship: Delaware

	(2)	Kwok Li ("Mr. Li")
4814 Montgomery Lane
Bethesda, MD 20814
Citizenship: USA

	(d)	Title of Class of Securities: Class A Common Stock

	(e)	CUSIP Number: 582266 10 2

Item 3.

Not applicable.

Item 4. Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp.2-3) on this amended Schedule 13G is hereby incorporated by reference.
The shares owned by Mr. Li include 1,555,861 shares owned by his spouse and 48,762 shares owned by his minor children. Mr. Li and members of his family control Linsang Partners. In addition, Mr. Li is Chairman and Manager of Linsang Partners.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

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CUSIP No. 582266 10 2	13G	Page 5 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 582266 10 2	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

___________August 29 , 2001____________________
(DATE)

Linsang Partners, LLC

____________/s/ Kwok Li ______________________
Kwok Li, Chairman and Manager

Kwok Li

______________/s/ Kwok Li __________________
Kwok Li